FORM 11-K
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON D.C.  20549

                         ANNUAL REPORT

                    PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934

(X)  Annual report pursuant to Section 15(d) of the Securities
Exchange Act of 1934

     For the fiscal year ended December 31, 2003

                                OR

( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from _________ to ________

     Commission file number 000-16109

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        AP PHARMA 401(k) PLAN
                          123 SAGINAW DRIVE
                        REDWOOD CITY, CA 94063

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           A.P. PHARMA, INC.
                          123 SAGINAW DRIVE
                        REDWOOD CITY, CA 94063
                       TELEPHONE (650) 366-2626



                              SIGNATURE

The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     AP PHARMA 401(k) PLAN

Date:  June 17, 2004                  By  /s/Gordon Sangster
     ----------------                   --------------------
                                        Gordon Sangster
                                        Chief Financial Officer


                         AP Pharma 401(k) Plan
                         Financial Statements
                     December 31, 2003 and 2002
                     --------------------------



                       AP PHARMA 401(k) PLAN

            Financial Statements and Supplemental Schedule
                     December 31, 2003 and 2002


Table of Contents
-----------------


Independent Accountants' Report

Financial Statements:

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule as of December 31, 2003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Consent of Independent Accountants



                        INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
Plan Administrator of the
AP Pharma 401(k) Plan

We have audited the financial statements of the AP Pharma 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


By /s/ MOHLER, NIXON & WILLIAMS
  -----------------------------
  MOHLER, NIXON & WILLIAMS
  Accountancy Corporation

Campbell, California
April 28, 2004

AP PHARMA 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
----------------------------------------------
                                                DECEMBER 31,
                                           2003              2002
                                           ----              ----
ASSETS:

  Investments, at fair value         $2,457,446        $1,912,670
  Participant loans                       9,209            15,938
                                      ---------         ---------

    Assets held for investment
     purposes                         2,466,655         1,928,608

  Employer's contribution receivable     23,494            17,755
  Participants' contribution
   receivable                                --             5,024
                                      ---------         ---------
Net assets available for benefits    $2,490,149        $1,951,387
                                      =========         =========

See notes to financial statements.

AP PHARMA 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
----------------------------------------------------------
                                             YEARS ENDED
                                             DECEMBER 31,
                                            2003          2002
                                            ----          ----
Additions to net assets attributed to:
  Investment income (loss):
   Dividends and interest                $    1,086   $    1,838
   Net realized and unrealized
    appreciation (depreciation) in fair
    value of investments                    515,699     (453,581)
                                          ---------    ---------
                                            516,785     (451,743)
                                          ---------    ---------
Contributions:
  Participants'                             187,585      243,957
  Employer's                                 72,902       80,441
                                          ---------    ---------
                                            260,487      324,398
                                          ---------    ---------

    Total additions                         777,272     (127,345)
                                          ---------    ---------

Deductions from net assets attributed to:
  Withdrawals and distributions             238,510      261,143
                                          ---------    ---------
    Total deductions                        238,510      261,143
                                          ---------    ---------

    Net increase (decrease) in net
     assets                                 538,762     (388,488)

Net assets available for benefits:
  Beginning of year                       1,951,387    2,339,875

  End of year                            $2,490,149   $1,951,387
                                          =========    =========

See notes to financial statements.


AP PHARMA 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002
-----------------------------

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------------

General - The following description of the AP Pharma 401(k) Plan
(the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1986 by Advanced Polymer Systems, Inc. to provide benefits to eligible employees of the Company and its affiliates, as defined in the Plan document. Formerly known as the Advanced Polymer Systems, Inc. Salary Reduction Profit Sharing Plan, the Plan was amended in May 2001 to change the Plan name in conjunction with the change in the name of the employer and Plan sponsor from Advanced Polymer Systems, Inc. to A.P. Pharma, Inc. (the Company).

The Plan was amended and restated effective January 1, 2002. The Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code (the Code), as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration - The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with a third-party administrator, CMG Consulting, Inc. (CMG), through May 31, 2003 and Bisys Retirement Services (BISYS) effective June 1, 2003, to process and maintain the records of participant data. Substantially all expenses incurred for administering the Plan are paid by the Company. Eastern Bank was the third-party trustee of the Plan through May 2002. Sterling Trust Company served as trustee from May through July 2002, and Matrix Capital Bank (Matrix) succeeded Sterling as trustee in August 2002.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts - Forfeitures of terminated participants' employer profit sharing contribution accounts, if any, are allocated among participants based on eligible employee compensation.

Investments - Investment options include various mutual funds offered through Matrix and a fund invested in shares of A.P. Pharma, Inc. common stock (Company Stock Fund). The Plan's investments in mutual funds and the Company Stock Fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Effective January 1, 2000, the Company Stock Fund was frozen by the Committee. As a result, participants are permitted to transfer their investments from the Company Stock Fund, but no new contributions or transfers into the fund are permitted.

Income taxes - The Plan has adopted a prototype plan that has received an opinion letter from the Internal Revenue Service. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - PARTICIPATION AND BENEFITS
-----------------------------------

Participant contributions - Participants may elect to have the Company contribute their eligible pre-tax compensation to the plan up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company matched 50% of each eligible participant's contribution up to a maximum amount equal to the lesser of 3% of each participant's annual compensation or $6,000 and $5,500 in 2003 and 2002, respectively. The Plan also allows for a discretionary profit sharing contribution. No discretionary contribution has been made since inception of the Plan.

Vesting - Participants are immediately vested in their contributions and employer matching contribution. Participants are fully vested in the employer's profit sharing contributions allocated to their account after six years of credited service.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution. Allocation of the Company's contribution is based on participant contributions or eligible employee compensation, as defined in the Plan.

Payment of benefits - Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount or installments equal to the value of the participant's vested interest in their account. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000. Distribution of accounts invested in the Company Stock Fund must be in a lump sum and may be made in cash or shares of stock.

Loans to participants - The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2003 carry interest rates ranging from 9.75% to 10%.

NOTE 3 - INVESTMENTS
--------------------

The following table presents the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                          2003        2002
                                          ----        ----
Federated Capital Preservation Fund    $  244,363   $  304,040
American Balanced Fund                    258,510      187,357
Federated Max-Cap Fund                    334,685      228,338
Fidelity Advisor Equity Growth Fund       374,878      287,043
Pimco Total Return Fund                   112,637      135,380
Growth Fund of America                    745,876      558,020
Fidelity Advisor Mid Cap Fund             209,022      132,968
Other Funds individually less than
   5% of net assets                       186,684       95,462
                                        ---------    ---------

     Assets held for investment
       purposes                        $2,466,655   $1,928,608
                                        =========    =========

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated
(depreciated) in value as follows for the years ended December
31:

                                             2003       2002
                                             ----       ----
Common stock                             $  17,730  $ (23,382)
Mutual funds                               497,969   (430,199)
                                          --------    -------
                                         $ 515,699  $(453,581)
                                          ========   ========

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS
---------------------------------------

As summarized in Note 1, prior to January 1, 2000, participants could elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in A.P. Pharma, Inc.
common stock was as follows at December 31:

Date    Number of shares    Fair value
----    ----------------    ----------

2003        11,970           $29,326
2002        12,990            12,990

NOTE 5 - PLAN TERMINATION
-------------------------

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.



                      SUPPLEMENTAL SCHEDULE


AP PHARMA 401(K) PLAN                            EIN: 94-2875566
                                                 PLAN #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003
-------------------------------------------------------------
                                Description of investment
                                including maturity date,
      Identity of issue,        rate of interest,
      borrower, lessor or       collateral, par or maturity    Current
      similar party             value                          value
--    -------------------       ---------------------------    -------
      Federated Capital
        Preservation Fund       Mutual Fund                    $  244,363
      American Balanced Fund    Mutual Fund                       258,510
      Federated Max-Cap Fund    Mutual Fund                       334,685
      Fidelity Advisor Equity
        Growth Fund             Mutual Fund                       374,878
      Templeton Foreign Fund    Mutual Fund                        93,900
      Pimco Total Return Fund   Mutual Fund                       112,637
      Washington Mutual         Mutual Fund                        17,374
      Growth Fund of America    Mutual Fund                       745,876
      Fidelity Advisor Mid
        Cap Fund                Mutual Fund                       209,022
      Oppenheimer Global Fund   Mutual Fund                        36,849
*     A.P. Pharma, Inc. Common
        Stock                   Common Stock                       29,326
*     Participant loans         Interest rates ranging from
                                  9.75% to 10%                      9,209
      Cash                      Cash                                   26
                                                                ---------
                                                         Total $2,466,655
                                                                =========

* Party-in-interest

12